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                             August 3, 2021

       James Mountain
       Chief Financial Officer
       Armour Residential REIT, Inc.
       3001 Ocean Drive, Suite 201
       Vero Beach, FL 32963

                                                        Re: Armour Residential
REIT, Inc.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed February 17,
2021
                                                            File No. 001-34766
                                                            Form 8-K filed on
February 17, 2021
                                                            File No. 001-34766

       Dear Mr. Mountain:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 8-K filed on February 17, 2021

       Core Income, page 3

   1.                                                   We note your disclosure
of core income. This non-GAAP measure appears to
                                                        include adjustments for
various realized and unrealized gains (losses) as well as for impairments to your
investment portfolio. In light of these adjustments, please tell us how you determined it was
appropriate to title this measure as core income.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Howard Efron at (202) 551-3439 or Wilson Lee at
(202) 551-3468 if
       you have questions regarding comments on the financial statements and related matters.
 James Mountain
Armour Residential REIT, Inc.
August 3, 2021
Page 2




                                             Sincerely,
FirstName LastNameJames Mountain
                                             Division of Corporation Finance
Comapany NameArmour Residential REIT, Inc.
                                             Office of Real Estate &
Construction
August 3, 2021 Page 2
cc:       Gordon Harper
FirstName LastName